EXHIBIT 99.2

OPERATING AND FINANCIAL REVIEW

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2023 AND 2022

The following discussion of the results of our operations and our financial condition should be read in conjunction with the unaudited condensed consolidated financial statements included as Exhibit 99.1 to this report. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in “Item 3. Key Information–D. Risk Factors” set forth in our Form 20-F filed with the SEC on May 1, 2023.

Business Overview

Indonesia Energy Corporation Limited (“IEC,” “the Company,” or “we,” “our,” “us” and similar terminology) is an oil and gas exploration and production company focused on the Indonesian market. Alongside operational excellence, we believe we have set the highest standards for ethics, safety and corporate social responsibility practices to ensure that we add value to society. Led by a professional management team with extensive oil and gas experience, we seek to bring forth at all times the best of our expertise to ensure the sustainable development of a profitable and integrated energy exploration and production business model.

We currently have rights through contracts with the Indonesian government to one oil and gas producing block (“Kruh Block”) and one oil and gas exploration block (“Citarum Block”). We have also identified a potential third exploration block, known as the Rangkas Area, and we may seek to acquire or otherwise obtain rights to additional oil and gas producing assets.

We produce oil through PT Green World Nusantara (“Green World”), our indirect wholly-owned subsidiary which operates the Kruh Block under an agreement with PT Pertamina (Persero), the Indonesian state-owned oil and gas company (“Pertamina”). Our operatorship Kruh Block previously ran until May 2030 under a ten-year Operations Cooperation Agreement, known as Joint Operation Partnership (the “KSO”), between Green World and Pertamina. Kruh Block covers an area of 258 km2 (63,753 acres) and is located onshore 16 miles northwest of Pendopo, Pali, South Sumatra. In December 2022, we started our negotiations with Pertamina for a five-year extension of our contract for Kruh Block. Effective August 9, 2023, Green World and Pertamina executed an amendment to the KSO (the “Amended KSO”) that moved the expiration date of our operatorship of Kruh Block to September 2035. This extension effectively gives us 13 years to fully develop the existing 3 oil fields, and 5 other undeveloped oil and gas bearing structures at Kruh Block. Further, the Amended KSO increases our after-tax profit split from the current 15% to 35%, for an increase of more than 100%. We received Pertamina’s signature to the Amended KSO in early September 2023.

Citarum Block is an exploration block covering an area of 3,924.67 km2 (969,807 acres). This block is located onshore in West Java and only 16 miles south of the capital city of Indonesia, Jakarta. Our rights to Citarum Block run until July 2048 under Production Sharing Contract (“PSC”) agreement with the Indonesian Special Task Force for Upstream Oil and Gas Business Activities (“SKK Migas”).

Overview of Results of Operations

Our key financial and operating highlights for the six months ended June 30, 2023 are:

●	Total oil production by IEC for the six months ended June 30, 2023 was 30,530 barrels (“Bbl”), a decrease of 2,682 Bbl for the same period in 2022, which resulted in lower cost recovery entitlements for the six months ended June 30, 2023 than for the same period in 2022. This decrease was primarily due to natural decline of production due to reservoir energy decline of existing wells.

●	The Indonesian Crude Price (“ICP”) decreased approximately 29% from an average price of $104.18 per Bbl for the six months ended June 30, 2022 to $74.13 per Bbl for the same period in 2023, decreasing our revenues and cost recovery entitlements.

●	The average production cost per Bbl for the six months ended June 30, 2023 was $53.30 compared to $45.21 for same period in 2022. The higher production cost per Bbl in 2023 was primarily due to less oil production.

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Kruh Block: with respect to our currently producing Kruh Block, our KSO contract commenced in May 2020 for production in the Kruh Block until 2030 and in August 2023, this has been amended to extend the contract term by 5 years to September 2035. We received government approval on our drilling, workover, G&G study and seismic program for Kruh Block. The K-28 well was spudded on June 22, 2022 and full production are expected to begin in last quarter of 2023 after hydraulic fracturing.

●	Citarum Block: with respect to Citarum Block, we are currently designing the 2D seismic program, and we plan to start conducting such program later 2024 after the Kruh seismic program discussed below under “Update to Kruh Block Drilling Program” is completed.

Update to Kruh Block Drilling Program

With respect to our drilling program at Kruh Block, in March 2021 we announced our plan to drill a total of 5 wells in 2021, 6 wells in 2022 and 7 wells in 2023, for a total of 18 new wells on Kruh Block. Due to delays in the Indonesian government permitting process and COVID-19-related delays experienced during 2021, our overall drilling program for Kruh Block has similarly been delayed.

As of June 30, 2023, we modified our drilling plan for Kruh Block. Our most recently announced plan was to drill a total of 18 wells at Kruh Block, including 2 wells already drilled during 2021, 2 wells drilled in 2022, 4 wells to be drilled in 2024, 6 wells to be drilled in 2025 and 4 wells to be drilled in 2026. These new wells are in addition to the pre-existing producing wells at Kruh Block. As of the fourth quarter of 2022, we commenced a new seismic program at Kruh Block, which includes data acquisition, processing and interpretation. The total program is expected to take approximately 10 to 12 months. The result of this seismic program is expected to help us estimate the size and potential of new oil and gas reservoirs recently discovered at Kruh Block (which we publicly announced in July 2022) and upgrade some of the Kruh Block unproved reserves to the proved category. We plan to resume drilling at Kruh Block after the seismic program is completed. Effective August 9, 2023, Green World and Pertamina entered the Amended KSO covering the Kruh Block, pursuant to which the contract term was amended by 5 years from May 2030 to September 2035. As a result of this amendment, we have further updated the drilling schedule to 1 well to be drilled in 2024, 6 wells to be drilled in 2025, 6 wells to be drilled in 2026 and 1 well to be drilled in 2027, and we anticipate that our current Kruh Block drilling program would be complete by the 2027 rather than the end of 2026. We plan to provide additional update on our drilling plans on a year-by-year basis as we assess our resources and market conditions and our resulting ability to conduct new drilling operations annually.

Results of Operations for the Six Months Ended June 30, 2023 and 2022

Revenue

Revenues decreased by $491,254 or 21%, to $1.84 million for the six months ended June 30, 2023 when compared with the same period in 2022. The decrease was primarily due to a combination of a significantly lower average ICP and slightly lower production.

Lease operating expenses

Lease operating expenses increased by $125,761 or 8%, for the six months ended June 30, 2023 compared to the same period in 2022 mainly because of additional equipment rental added, well stimulation and fracturing activity for existing wells and a lease for a water treatment/environmental system as well as pumping units and gensets (power generators) for three wells (namely, K-25, K-26 and K-27).

Depreciation, depletion and amortization (DD&A)

DD&A increased by $179,414, or 43%, for the six months ended June 30, 2023 compared to the same period in 2022 due to increased depletion expenses related to the addition of oil and gas properties in 2023.

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General and Administrative Expenses

General and administrative expenses decreased by $767,393, or 33%,   to $1,561,528 for the six months ended June 30, 2023 when compared to the same period in 2022 due to a decrease in amortization of share-based compensation and the decrease in professional fees and travelling expenses.

Other income, net

We had other income, net of $323,734 for the six months ended June 30, 2023 as compared with $855,485 for the same period in 2022. The net other income for the six months ended June 30, 2023 was mainly due to the exchange gain and fair value change of warrant liability.

Net Loss

We had net loss for the six months ended June 30, 2023 in the amount of $1,621,164 compared to $1,060,377 for the same period in 2022. The increase in net loss was due to the combination of the above factors discussed.

Liquidity and Capital Resources

We generated a net loss of $1,621,164 and net cash used in operating activities of $1,331,575 for the six months ended June 30, 2023. In addition, we had an accumulated deficit of $38,561,917 and working capital of $5,456,158 as of June 30, 2023. Our operating results for future periods are subject to numerous risks and uncertainties and it is uncertain if we will be able to reduce or eliminate our net losses and achieve cash flow positive operations in the near term or eventually achieve profitability. If we are not able to increase revenues or manage operating expenses in line with revenue forecasts, or if the price of oil should drop significantly, we may not be able to achieve profitability. These conditions raise substantial doubt about our ability to continue as a going concern.

Our principal sources of liquidity during the six months ended June 30, 2023 were proceeds from January 2022 convertible note and warrant financing with L1 Capital and an At The Market Offering Agreement we entered with H.C. Wainwright & Co., LLC on July 22, 2022. Pursuant to this ATM agreement, we may offer and sell, from time to time, to or through the Sales Agent, ordinary shares having an aggregate gross offering price of up to $20,000,000. In 2022, we have received net proceeds of $4,366,642 through our utilization of such at-the-market offering program.

As of September 27, 2023, we had approximately $3.27 million of cash and cash equivalents, which are unrestricted as to withdrawal or use and are placed with financial institutions. We intend to meet the cash requirements for the next 12 months from the issuance date of the Company’s unaudited condensed consolidated financial statements through a combination of improving operational efficiency, cost reductions, debt and equity financing and financial support from the Chief Executive Officer and Chairman of the Board of the Company. We will not plan any new drilling activity for the next 12 months, unless further proceeds from ATM offering or exercise of outstanding warrants are received. We expect that we will be able to obtain new bank loans based on past experience and the Company’s good credit history. In addition, Mr. Wirawan Jusuf, the Chief Executive Officer and Chairman of the Board of the Company, has agreed to provide $3 million of financial support in the form of debt to the Company to enable the Company to meet its obligations and commitments as they become due for at least next 12 months. We intend to meet our cash requirements for the 12 months following the date of the issuance of this report through operations and the foregoing potential funding opportunities.

We believe that our current cash and cash equivalents and anticipated cash flows from operating and financing activities will be sufficient to meet our anticipated working capital requirements and commitments for at least the next 12 months after the issuance of this report. If we encounter unforeseen circumstances that place constraints on our capital resources, management will be required to take various measures to conserve liquidity. Management cannot provide any assurance that the Company will raise additional capital if needed.

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Contractual Obligations

After taking into consideration our updating seismic and drilling plans for Kruh Block as described above under “Update to Kruh Block Drilling Program”, the following table summarizes future commitments amounts on an undiscounted basis as of June 30, 2023 for all the planned expenditures to be carried out at Kruh Block and Citarum Block:

		Future commitments
	Nature of commitments	Remaining of 2023	2024	2025 and beyond
Citarum Block PSC
Geological and geophysical (G&G) studies	(a)	$-	$150,000	$950,000
2D seismic	(a)	-		6,134,727
3D seismic	(a)	-	-	2,100,000
Drilling	(b)(c)	-	-	30,000,000
Total commitments -Citarum PSC		$-	$150,000	$39,184,727
Kruh Block KSO				-
Lease commitments	(d)	$1,023,162	$2,181,739	$69,051,707
Production facility		-	100,000	1,300,000
G&G studies	(a)	-	200,000	650,000
2D seismic	(a)	-	1,279,410	-
3D seismic	(a)	-	1,205,268	-
Drilling	(a)(c)	-	1,500,000	19,500,000
Workover		144,893		-
Certification		-	250,000	-
Abandonment and Site Restoration	(a)	25,959	51,918	285,552
Total commitments -Kruh KSO		$1,194,014	$6,768,335	$90,787,259
Total Commitments		$1,194,014	$6,918,335	$129,971,986

Nature of commitments:

(a)	Both firm commitments and a 5-year work program according to our economic model are included in the estimate. Firm capital commitments represent legally binding obligations with respect to the KSO for Kruh Block or the PSC for Citarum Block in which the contract specifies the minimum exploration or development work to be performed by us within the first three years of the contract. In certain cases where we execute contracts requiring commitments to a work scope, those commitments have been included to the extent that the amounts and timing of payments can be reliably estimated.

(b)	Includes one exploration and two delineation wells.

(c)	Abandonment and site restoration are primarily upstream asset removal costs at the drilling completion of a field life related to or associated with site clearance, site restoration, and site remediation, based on Indonesian government rules.

(d)	Lease commitments are contracts that allow for the use of an asset but does not convey rights of ownership of the asset. The Company accounts for leases in accordance with ASC Topic 842, Leases (“ASC 842”). Right of use assets and lease liabilities for the Company’s operating leases are recorded in the condensed consolidated balance sheet except the short-term lease exemption. An operating lease represents a rental agreement for an asset from a lessor under the terms. Most of our operating leases are related to the equipment and machinery used in oil production. All of our operating lease agreements with third parties can be cancelled or terminated at any time by us.

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